UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 14, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary

Economic Contribution Report 2021 The future is clear

In this Report: 1 Our contribution 02 Chief Financial Officer’s introduction 04 FY2021 total economic contribution 06 BHP’s response to COVID-19 08 Case study: Western Australia Iron Ore 09 Our business model 10 2 Our approach 12 Our Tax Principles 12 Our approach to transparency 13 Our contribution to development of tax policy 15 Our approach to risk management and governance 16 Our approach to compliance 17 Our approach to tax authority relationships 19 3 Our payments 20 Our payments to governments 20 4 Additional information 26 Tax and our FY2021 Financial Statements 26 Basis of Report preparation 28 Glossary 30 Independent Auditor’s Report to the Directors of BHP Group Limited and BHP Group Plc 31 Corporate directory 32 The Economic Contribution Report 2021 is available online at: bhp.com BHP Group Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. BHP Group Plc. Registration number 3196209. Registered in England and Wales. Registered office: Nova South, 160 Victoria Street London SW1E 5LB United Kingdom. Each of BHP Group Limited and BHP Group Plc is a member of the Group, which has its headquarters in Australia. BHP is a Dual Listed Company structure comprising BHP Group Limited and BHP Group Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP. The headquarters of BHP Group Limited and the global headquarters of the combined Group are located in Melbourne, Australia. The headquarters of BHP Group Plc are located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the Group as a whole. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries.

We are BHP, a leading global resources company. Our Purpose Our purpose is to bring people and resources together to build a better world. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: – Our people start each day with a sense of purpose and end the day with a sense of accomplishment. – Our teams are inclusive and diverse. – Our communities, customers and suppliers value their relationships with us and are better off for our presence. – Our asset portfolio is world-class and sustainably developed. – Our operational discipline and financial strength enables our future growth. – Our shareholders receive a superior return on their investment. – Our commodities support continued economic growth and decarbonisation.

1. Our contribution Global Total economic contribution Over last 10 years US$84.0bn Global taxes, royalties and other payments to governments In FY2021 US$40.9bn Total economic contribution Suppliers(1) Shareholders, lenders Social Employees(1) US$16.5bn and investors investments(1)(2) US$4.4bn Payments made to our US$8.7bn US$175m Employee expenses for salary, suppliers for the purchase of Dividend and interest Community contributions wages and incentives utilities, goods and services payments around 80,000 Employees and contractors Total payments to governments US$11.1bn Income taxes, royalty-related income taxes, royalties and other payments to governments 34.1% 40.7% global adjusted once royalties effective tax rate are included The data presented in this Report has been prepared on the basis set out in ‘Basis of Report preparation’ section. (1) Calculated on an accruals basis. (2) Total BHP’s social equity investment share in community includes community contributions contributions for operated and and associated non-operated administrative joint ventures. costs Our (including social investment US$1.9 million target to facilitate is not less the than operation 1 per cent of the of pre-tax BHP Foundation) profits invested and in community programs, including cash and administrative costs, calculated on the average of the previous three years’ pre-tax profit. 02 BHP Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Australia
Total economic contribution

Over last 10 years

~A$80.3bn
(US$65.4 billion) in Australian taxes, royalties and other payments to governments

In FY2021

A$34.1bn
(US$25.6 billion) Total economic contribution in Australia

Suppliers[1]
A$11.1bn[2]
(US$8.3 billion) payments made to our suppliers for the purchase of utilities, goods and services

Shareholders, lenders and investors
A$6.0bn[2]
(US$4.5 billion) Dividend and interest payments

Social investments[1]
A$100m[2]
(US$75 million) Community contributions

Employees[1]
A$4.5bn[2]
(US$3.4 billion) Payments to employees

around
45,000
Employees and contractors

Total payments to governments
A$12.4bn[3]
(US$9.4 billion) in Australian taxes, royalties and other payments to governments

32.9%
Australian adjusted effective tax rate

41.4%
once royalties are included

BHP remains one of the largest taxpayers in Australia.

The data presented in this Report has been prepared on the basis set out in 'Basis of Report preparation' section.

(1) Calculated on an accruals basis.
(2) FY2021 amounts for Australia are translated at the FY2021 average rate of AUD/USD 0.75.
(3) Calculated based on AUD denominated payments.

BHP | Economic Contribution Report 2021 | 03

1. **Our contribution** continued

Chief Financial Officer's introduction

I am pleased to provide BHP's Economic Contribution Report for FY2021.

In the past 12 months, the COVID-19 pandemic has brought human tragedy and economic disruption globally. However, against this backdrop of unprecedented challenge, our people continued to support one another and kept our operations running safely. This enabled us to continue to provide significant support to local businesses, regional and Indigenous communities, to protect local jobs and continue to pay taxes and royalties to governments.

BHP's total direct economic contribution for FY2021 was US$40.9 billion. This includes payments to suppliers, wages and benefits for around 80,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate.

In FY2021, our tax, royalty and other payments to governments totalled US$11.1 billion. Of this, 84.7 per cent or US$9.4 billion was paid in Australia. During the last decade, we paid US$84.0 billion globally in taxes, royalties and other payments, including US$65.4 billion (approximately A$80.3 billion) in Australia.

Our global adjusted effective tax rate in FY2021 was 34.1 per cent, which is broadly in line with our average adjusted effective tax rate over the past decade of 33.4 per cent. Once royalties are included, our FY2021 rate increases to 40.7 per cent.

US$40.9bn
Our total economic contribution for FY2021

US$11.1bn
Our tax, royalty and other payments to governments

around
80,000
Employees and contractors

BHP's purpose is to bring people and resources together to build a better world. We are proud of the valuable contribution we make to communities where we operate and to society as a whole. The economic contribution we make is an important part of this.

This significant contribution of taxation and royalty revenue to the countries where we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. We also create value for our shareholders, lenders and other investors through the returns we provide, such as dividends. In FY2021, we paid US$8.7 billion[1] to shareholders, lenders and investors.

Our investments create jobs and support the standard of living and further development of the countries that we invest in, particularly during a time where we are focusing on a post-pandemic recovery. As well as direct employment, in FY2021 we paid US$16.5 billion to our suppliers globally, with US$2.1 billion paid to local suppliers in the communities where we operate.

(1) The ECR is presented on a cash basis and captures the FY2020 final dividend and FY2021 interim dividend.

"BHP's purpose is to bring people and resources together to build a better world. We are proud of the valuable contribution we make to communities where we operate and to society as a whole."



04 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

BHP has a long-standing commitment to transparency. We have disclosed details of our tax and royalty payments for more than 20 years and during that time we have continually updated and expanded our disclosures. This Report meets the requirements of the Australian Voluntary Tax Transparency Code and aims to provide a greater understanding of BHP's global tax profile, tax contributions and the manner in which we govern and manage our tax obligations. This year, our Economic Contribution Report 2021 reflects the requirements of the Global Reporting Initiative (GRI) Standard 207: Tax issued by the Global Sustainability Standards Board.

BHP is subject to the different tax regimes that apply in each of those countries and complies with applicable taxation laws in all the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting measures. This information provides tax authorities around the world with details of how we conduct our business and how BHP's international-related parties transact with each other.

We believe companies should pay their fair share of tax and countries should have taxation rights commensurate with value created in those countries. We support the work currently being undertaken by the OECD to reach a global solution to address the tax challenges of the digitalisation of the economy, such as a global minimum tax. For the extractives industry, as the right to extract commodities is inherently and substantially connected with the country in which the commodities are located, such countries should continue to have the right to tax profits from the extraction of commodities. Therefore, we support an outcome that results in the taxing rights in relation to profits associated with commodities continuing to remain with production countries. We continue to contribute to the development of a solution that provides for a globally competitive tax system that supports economic growth and long-term sustainable tax contributions, and one that provides certainty and transparency on the taxing rights of profits associated with the extraction, sales and marketing of commodities.

We look forward to continuing to make a positive contribution.

David Lamont
Chief Financial Officer

"In FY2021, our tax, royalty and other payments to governments totalled US$11.1 billion. During the last decade, we paid US$84.0 billion globally in taxes, royalties and other payments."

BHP | Economic Contribution Report 2021 | 05

1. **Our contribution** continued

FY2021 total economic contribution


US$3.2bn
Total economic contribution
United Kingdom
US$25.6bn
Total economic contribution
Australia
United States
US$1.4bn
Total economic contribution
Chile
US$5.5bn
Total economic contribution
Rest of the world
US$5.2bn
Total economic contribution

Country	Payments to governments US$M	Payments to suppliers[1] US$M	Payments to employees[1] US$M	Payments to shareholders, lenders and investors US$M	Social investment[1] US$M	Total economic contribution US$M	Profit/(loss) before taxation US$M	Number of employees/ contractors
Australia	9,373.5	8,289.7	3,367.7	4,540.7	74.6	25,646.2	20,824.2	45,295
Chile	1,396.7	3,263.6	666.9	146.6	20.2	5,494.0	5,650.6	23,372
United States	12.3	799.8	153.9	380.5	59.8	1,406.3	(1,406.5)	1,437
United Kingdom	12.2	41.7	15.5	3,084.5	0.4	3,154.3	113.0	59
Rest of the world	267.2	4,111.8	251.7	523.2	11.9	5,165.8	340.0	6,227
Total	**11,061.9**	**16,506.6**	**4,455.7**	**8,675.5**	**166.9**	**40,866.6**	**25,521.3**	**76,390**
Equity accounted investments								
Colombia (Cerrejón)	34.4	–	–	–	1.5	35.9	(479.7)	–
Brazil (Samarco)	22.8	–	–	–	–	22.8	(991.4)	–
United States (Resolution)	–	–	–	–	0.3	0.3	(59.4)	–
Peru (Antamina)	214.0	–	–	–	6.1	220.1	623.5	–
United Kingdom (SolGold)	–	–	–	–	–	–	(8.3)	–
Other							(5.5)	
Total including equity accounted investments	**11,333.1**	**16,506.6**	**4,455.7**	**8,675.5**	**174.8**	**41,145.7**	**24,600.5**	**76,390**

(1) Calculated on an accrual basis.

06 | BHP | Economic Contribution Report 2021

1 Our 2 Our 3 Our 4 Additional contribution approach payments information Summary of payments made This significant source of taxation revenue BHP’s contribution to the global economy assists governments to provide essential is significant. services to their citizens and invest in their In FY2021, our total direct economic communities for the future. contribution was US$40.9 billion, During FY2021, we paid US$8.7 billion to including payments to suppliers, wages shareholders, lenders and investors. and employee benefits, dividends and As well as our direct economic contribution, other payments to shareholders, taxes we invested US$7.1 billion into our business and royalties, as well as voluntary social through the purchase of property, plant and investment across the communities where equipment, and expenditure on exploration. we operate. Of this, we paid US$11.1 billion globally in taxes, royalties and other This investment typically has a multiplier payments to governments. Our global effect by creating new jobs within our adjusted effective tax rate was 34.1 per cent. operations and also for the suppliers on Including royalties, this increases to 40.7 who they rely. For example, refer to Case per cent. study: Western Australia Iron Ore on page 9. BHP Economic Contribution Report 2021 07

1. Our contribution continued BHP’s response to COVID-19 In this together The accelerated payment program was Since that time, the funds have The COVD-19 pandemic changed the way a temporary COVID-19 measure that been invested to address immediate we live and work. However, throughout operated from March 2020 to September community needs, support remote the pandemic, we continue to persevere 2020. This program delivered more than Indigenous communities and as a community. It has taken a collective US$150 million more quickly into the hands complement government investment effort to make sure we were able to of our small and local business partners as well as supporting the pandemic continue to contribute to the immediate during this period. recovery phase to meet emerging needs needs of communities impacted by the and impacts across the key areas of Given its success, the program will be pandemic, and then to help organisations employment and training, technology implemented permanently for all small, and local businesses participate in and wellbeing. Over 850,000 people local and Indigenous businesses globally economic recovery. have so far directly benefited from the from 1 July 2021. This change will benefit donations and more than one-third At the start of the COVID-19 outbreak, approximately 4,000 supply partners of funding was invested specifically we introduced several initiatives to help across 31 countries, including the key to support Indigenous communities. reduce the economic burden on our supply operating regions of Australia, Chile, More information on the VRF, including a partners so they could remain operational, the United States, Canada, Mexico, and case study and other initiatives to support including the implementation of an Trinidad and Tobago, where we spend communities where we operate that are accelerated payment program, reducing approximately US$2.5 billion each year with experiencing the impact of COVID-19, is our payment terms from 30 days to seven small, local and Indigenous businesses. days for small, local and Indigenous available at bhp.com. businesses in Australia and across our In March 2020, we established the Vital Petroleum assets. Resources Fund (VRF) with a commitment of A$50 million to support response and recovery efforts associated with the impact of the COVID-19 pandemic. 08 BHP Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Case study:

Western Australia Iron Ore

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region.

The corporate headquarters of our Iron Ore business is located in Perth.

Construction of the US$3.6 billion South Flank project commenced in July 2018 with Project Completion Milestone (First Ore) achieved on target in May 2021. South Flank is the largest new mine in Western Australia in more than 50 years and will be our biggest and most advanced iron ore mine. Together with Mining Area C, it will, in time, form the largest operating iron ore hub in the world, producing 145 million tonnes of iron ore each year.

The project has created around 9,000 direct and indirect jobs during its three years of construction, and more than 600 operational roles, as well as significant opportunities for our partners and Australian suppliers.

More than A$4.7 billion of works has been awarded to the project with 78 per cent awarded to Australian businesses, including 41 per cent to Western Australian businesses and 37 per cent committed in the Pilbara region.

BHP has contributed more than A$15 billion in iron ore royalties in the past decade and more than A$3.6 billion in social, community and training programs across the state since 2012.





WAIO at a glance in FY2021

around **13,000**
Employees and contractors

A$**3,056m**
(US$2,307m) State royalties and other payments to governments

A$**8,146m**
(US$6,158m) Total taxes[1]

A$**8,136m**
(US$5,992m) Payments to suppliers in Australia

(1) This amount includes amounts allocated under the tax funding arrangement of the Australian tax consolidated group. Refer to the table in Payments made on a project-by-project basis.

BHP | Economic Contribution Report 2021 | 09

1. Our contribution continued resources BHP’s purpose together is to bring to build people a better and world. Our business model We create value – both financial and Exploration and Development social – for the stakeholders and acquisition and mining communities where we operate and also to society more broadly. We do this at With copper and nickel our primary targets. Our aim is to be the industry’s best each step in our value chain. We work in operator through a focus on safety, partnership with communities. We provide operational excellence and social value. employment, purchase goods and services, pay taxes, royalties and other payments to governments and make How we contribute How we contribute contributions (such as donations) to Payments to suppliers Capital expenditure communities where we operate. We work to promote integrity and sustainability by Wages paid to employees Payments to suppliers and contractors following best practices and supporting Permits, licence fees and Wages paid to employees the work of the BHP Foundation to employment taxes improve the governance of natural Employment and sales taxes, resources for the benefit of citizens of We create and protect the value of import duties resource countries. The way we work our portfolio through the exploration Contributions to communities where provides a competitive advantage for and acquisition of new resources in we operate our shareholders. Value is created for future facing commodities. Payments to governments during the exploration Development involves construction of our shareholders, lenders and investors, phase are usually relatively low, reflecting facilities, excavation and any supporting including pension and superannuation the high levels of investment and risk infrastructure that is required. This can funds, through paying dividends, interest of this work. Permits, licence fees and extend to construction of whole towns, and making other financial returns. employment taxes make up the majority of including schools, medical facilities and We contribute to society more generally as payments to governments. Contributions recreation areas. More jobs are created, we provide the building blocks essential to to communities include payments both directly in construction and more modern life for millions of people around to suppliers and contractors for any broadly through the provision of goods the world. In this way, we are aligned construction or excavation, and wages and services to the sites and workforce. with the interests of the communities to employees (often for highly skilled Contributions to local communities begin where we operate and also society more and specialist roles, such as geologists, to be made. Payments to governments are broadly: our success and contributions are metallurgists and environmental largely in the form of indirect taxes (such shared fairly. scientists). Where acquisitions occur, our as goods and services taxes or excise contribution can also include payments to fees) on equipment and materials, and governments, suppliers and contractors employment taxes. and the payment of licence fees. 10 BHP Economic Contribution Report 2021

1 Our 2 Our 3 Our 4 Additional contribution approach payments information Process Sales Closure and and logistics and marketing rehabilitation We process and refine ore, strive to safely We seek to maximise value through our Are considered throughout the asset life manage waste, and aim to efficiently and commercial expertise, customer insights cycle, to help minimise our impact and sustainably transport our products to and proactive risk management. optimise post-closure value for all. customer markets. How we contribute How we contribute How we contribute Net profits – corporate taxes paid Payments to suppliers and contractors Payments to suppliers and contractors Royalties paid from extraction Wages paid to employees Corporate taxes paid if alternative Payments to suppliers and contractors Corporate, employment and sales taxes, revenue streams from post-mining land import duties use are found Wages paid to employees Lower employment and sales taxes Employment and sales taxes, Sales and Marketing and Procurement import duties are separate core businesses of BHP, Land no longer required for operations connected under the Commercial is rehabilitated. Rehabilitation activities Contributions to communities where function. They are the link between BHP’s are often interwoven with the continuing we operate global operations, our customers and our development of nearby operations. Once extraction begins, royalties local and global suppliers, and aligned to Payments to governments will be lower, and resource taxes begin to be paid. our assets. as will employment and payments to Employment taxes increase as the operating We sell and transport our products and suppliers and contractors, but post-mining workforce commences. Corporate obtain the goods and services that flow land uses may generate new revenue income tax may also begin to be paid; into our supply chain. Contributions streams for BHP and the local community. however, this is often lower in the early include payments to suppliers, with a years of an operation as tax losses from significant amount of spending directed the construction phase are offset against to businesses in the communities where income. Over the life of the operation, we operate. We also employ more than payments to governments will be significant. 2,500 people in our Commercial function Community contributions continue through globally. The contribution of our other the operating life. Payments to shareholders, businesses is enhanced by the activities lenders and investors also increase as of our Commercial function. Sales and income from operations is generated. As Marketing presents a single face to we invest in long-term assets, we also create markets across multiple assets, with a high-value, long-term job opportunities and view to realising maximum value for our build strong relationships with communities, products and supporting sustainability suppliers and contractors. initiatives in our downstream supply chain. BHP Economic Contribution Report 2021 11

2. Our approach Our Tax Principles It is the single most important means Our approach to tax is underpinned by which we communicate who we are, by Our Charter and Our Code, and is what we do and what we stand for, and embodied in our Tax Principles. The Risk Our Charter and Our Code of Conduct is the basis for our decision-making. and Audit Committee of the BHP Board (Our Code) define how we work at BHP. Supporting Our Charter is Our Code, which endorsed these principles and in FY2021, Our Charter describes our purpose, values helps guide our daily work. It demonstrates we conducted assurance that we have and how we measure our success. how we practically apply the commitments adhered to our Tax Principles. and values set out in Our Charter. The six principles set out below govern our global approach to tax: 1 2 3 Transparency Corporate citizenship Risk management We are transparent about the taxes and We act with integrity when engaging and governance royalties that we pay to governments with revenue authorities to support We are committed to strong governance. because we believe that openness positive and sustainable relationships. We seek to identify, assess, control and allows our shareholders, employees, Where possible, for the purposes of report tax risks in accordance with our contractors, partners, customers obtaining certainty of our tax positions, global Risk Framework. Risks identified and communities to understand the we engage with revenue authorities on a as material are reported to the Risk and contribution we make and have a greater real-time basis regarding the application Audit Committee. More information is ability to assess the integrity of the of the tax law and to identify and resolve provided on page 16. tax systems in the countries in which any disagreements on a timely basis. we operate. 4 5 6 Business rationale Compliance Advocating reform Our transactions have proper We respect and comply with the laws We support simple, stable and commercial purposes and economic of the jurisdictions in which we operate. competitive tax rules and the principle rationale. We locate business activities We meet all of our tax compliance that the taxing rights of countries should where value is optimally created. obligations on time. Our tax obligations be commensurate with where the We seek to have a tax charge that include pricing transactions in our global economic activity occurs. We engage contributes to superior business value chain according to where value is in the reform process of international performance and delivers long-term created and economic activity occurs, in tax rules (including transfer pricing) shareholder value. Accordingly, we do compliance with the OECD guidelines, and local tax rules in the jurisdictions in not engage in aggressive tax planning. and based on the arm’s length principle. which we operate. We do this because we believe that tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and long-term sustainable tax contributions. 12 BHP Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Our approach to transparency

During a global pandemic, tax and broader economic policy is rightly a major subject of discussion in many jurisdictions. BHP has a strong commitment to demonstrating the highest standards of corporate governance and transparency. Being open about taxes and royalties we pay to governments is in the best interests of our shareholders, employees, customers, the communities where we operate and other stakeholders. Transparency allows an informed debate on the integrity of tax regimes and the contribution we do and should make in the countries where we operate.

This commitment is reflected in our support of global transparency initiatives. For example, we are a supporting company and represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2019 Standard requires the EITI implementing countries to develop public Beneficial Ownership Registers. We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company), because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with taxation laws.

BHP continues to advocate for the establishment of public beneficial ownership registers and participates in a range of public policy forums to achieve that goal, such as OpenOwnership. OpenOwnership is the first public, open, global database of company ownership information and provides public access to information on who owns seven million companies across the globe. We are a member of OpenOwnership's Private Sector Advisory Group and encourage our suppliers and partners to make disclosures in that forum, helping to grow ownership transparency into a global norm.

We support mandatory payment disclosure legislation, such as the European Union (EU) Accounting and Transparency Directives (including as they apply in the United Kingdom following the UK's exit from the European Union) and Section 1504 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the United States. We also support the voluntary publication of country-by-country reports containing detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, effective tax rate and number of employees for each country in which a subsidiary entity is a tax resident.

This Report and global tax transparency requirements

We began our journey of voluntarily disclosing our payments of taxes and royalties in 2000 when we first disclosed these payments in our annual Sustainability Report. Since then, we have progressively increased the detail of these annual disclosures meeting global and local tax transparency requirements but also voluntarily disclosing additional information above these requirements.

This Report complies with a number of tax transparency frameworks:

- UK Regulations: The information on our payments to governments on pages 20 to 25 is set out in accordance with the UK Regulations, which were introduced to implement the EU Accounting Directive.
- Australian Voluntary Tax Transparency Code: We have adhered to all of the Best Practice Recommendations and minimum standards for 'large businesses' contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019.
- B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues.
- Global Reporting Initiative (GRI) 207: Our Economic Contribution Report 2021 reflects the requirements of GRI 207, issued by the Global Sustainability Standards Board. GRI 207 applies to reports or other materials published on or after 1 January 2021.

We file additional reports to disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act requirements in Canada. In addition, in accordance with the UK requirements under paragraph 16(2) of Schedule 19 of the UK Finance Act 2016, we publish Our Tax Strategy on an annual basis. Our Tax Strategy for the year ended 30 June 2021 is available at bhp.com.

We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate for the current year, reconciliation data and comparative data from prior years. We also provide information in relation to a number of existing subsidiary companies, primarily established for historical reasons, in 'tax haven' countries.

GRI 207

The GRI is the independent, international organisation that sets the standards that represent global best practice for reporting publicly on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation's approach to taxes.

We are proud to be a corporate leader in transparency and have a long-standing record in that regard. We recognise taxes are important sources of government revenue and are central to the fiscal policy and macroeconomic stability of countries. Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000 and remains the case through to 2021.

BHP's approach to tax is outlined in our Economic Contribution Report 2021, and is based on our Tax Principles, *Our Charter* and *Our Code of Conduct*. These documents have been endorsed by the Board, including the Economic Contribution Report, which is formally reviewed and approved by the BHP Board annually. Our Tax Strategy, which we publish annually in accordance with UK regulations, also provides a description of our approach to tax.

BHP | Economic Contribution Report 2021 | 13

2. Our approach continued As set out in our Tax Principles, we respect Our Charter and Our Code of Conduct also We will comply with GRI 207-4 by reporting and comply with the laws of the jurisdictions define how we work at BHP and inform country-by-country information for the in which we operate. Our tax obligations our process of engagement with external year ended 30 June 2020. The Country-by-include pricing transactions in our global stakeholders in all matters affecting our Country Report 2020 will be available on value chain according to where value is business, including our approach to tax. our website. created, and economic activity occurs, We believe sustainable, positive change GRI 207-4 recognises that country-by-in compliance with the OECD guidelines in society is increasingly dependent upon country report information for the time based on the arm’s length principle. having effective platforms for conversation period covered by the most recent across the community to find solutions to The Risk and Audit Committee (RAC) audited consolidated financial statements common challenges. assists the Board with the oversight of risk may not be available and therefore permits management for BHP and this includes the Our approach to stakeholder engagement disclosures of information for the time oversight of tax risks. The Chief Financial is described in our Annual Report 2021 period covered by the audited consolidated Officer and the Group Tax Officer are (1.13.6 Ethics and Business Conduct, 1.14 financial statements immediately preceding accountable for the management of tax Section 172 Statement, 2.1.6 Stakeholder the most recent one. risk. Our Annual Report (refer to our Annual engagement, 2.1.15 Our conduct) and Report 2021, section 1.9 How we manage Sustainability-Our Stakeholders, with The future of global tax transparency risk), page 16 of this Report and Our Tax commentary on tax matters provided To be meaningful, information and Strategy sets out our approach to tax risk in this Report and Our Tax Strategy. data should be disclosed that is useful management and governance, including to stakeholders and in a format that is We work openly, transparently and accessible, machine-readable and easy the frameworks in place to identify, manage constructively with tax authorities and to understand and utilise. Therefore, we and monitor tax risks. regularly engage with them, including as support the establishment of a globally Our Code of Conduct sets out the part of regular assurance programs, and consistent regulatory disclosure framework, standards of behaviour for our people. consultation on tax policy. We also engage including equivalency provisions between Individuals are encouraged to report with a broader group of stakeholders on jurisdictions. In addition, we support breaches of Our Code, including unethical tax policy matters through our participation alignment between the quantitative or unlawful behaviour relating to tax. in a number of global industry and data provided to taxation authorities local associations. to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating voluntary country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data, such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years or those under development will result in unhelpful complexity. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency. We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid. Accordingly, we support initiatives by the governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of oil, gas or minerals that form the basis of our payments to governments, as outlined in the EITI Standard. John Madden Photography 14 BHP Economic Contribution Report 2021

1 Our 2 Our 3 Our 4 Additional contribution approach payments information Our contribution We have global competition for limited For BHP and the extractive industry, the capital across our many investment right to extract commodities is inherently to development options around the world. and substantially connected to the country where the commodities are located. We will When we assess which projects we will continue to contribute to the development of tax policy invest our capital in, tax competitiveness of a solution that provides certainty and is an important consideration. transparency on the taxing rights of profits Tax policy We make long-term investment decisions associated with the extraction, sales and We actively participate in public and, therefore, economic, political and fiscal marketing of commodities, and one that consultation processes and provide our factors impact investment decisions and provides for a globally competitive tax perspective on how best to balance the long-term operational strategies that span system that supports economic growth need for government revenues from multiple years. Stable and competitive tax and long-term sustainable tax contributions. taxation against the need to incentivise systems are critical factors in determining sustainable investment (which in turn We engage on taxation policy and taxation whether the long-term returns associated benefits communities). reform matters in the jurisdictions where with an investment are commensurate we operate. We primarily do this through In order to attract investment, tax systems with the various risks associated with a number of global industry and local should be internationally competitive that investment. associations, including the Business and stable. Our assessment of the stability of tax Council of Australia, Minerals Council of Key factors influencing the international regimes is a critical factor in assessing the Australia, Australian Petroleum Production competitiveness of a country’s tax regime risks associated with particular projects. and Exploration Association, American are the corporate tax rate and the mix of We continue to support the work Petroleum Institute, Consejo Minero, taxes imposed. After returning excess being undertaken by the OECD as they US Chamber of Commerce and the cash to our shareholders in the form of develop a global solution that addresses International Council on Mining and Metals. dividends or share buy-backs and ensuring the tax challenges of the digitalisation our balance sheet is strong, we invest back of the economy. Consistent with into our business. our Tax Principles, we advocate that the taxing rights of countries should be commensurate with where the economic activity occurs. BHP Economic Contribution Report 2021 15

2. **Our approach** continued

Our approach to risk management and governance

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management is embedded in all our critical business activities, functions, processes and systems through the application of a single framework for all risks, known as our Risk Framework. Under the Risk Framework, the Board and senior management (including the Executive Leadership Team) provide oversight and monitoring of risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters.

In addition to the Risk Framework and our Tax Principles, we have internal standards that clearly set out our approach to tax risk management, the level of risk the Group is prepared to accept and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk.

BHP's Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards. For information on our Risk Framework, refer to section 1.9 in our Annual Report 2021. We also set out our approach to tax risk management and governance in 'Our Tax Strategy' at bhp.com.

Low-tax jurisdictions

In classifying which of our subsidiary companies are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes, which the EU first issued in December 2017. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to tax transparency, fair taxation, implementation of OECD base erosion and profit shifting measures and entity substance requirements. The EU has published a list of 'non-cooperative' jurisdictions and a 'watch list' of jurisdictions that have committed to address deficiencies in their tax governance. The EU reviews the lists at least yearly.

We have two subsidiary companies in countries on the EU's non-cooperative list. Details of each of these subsidiaries, including FY2021 profits/(losses), are included in the table below. One entity, BHP (Trinidad-3A) Limited, is incorporated in Trinidad and Tobago, and holds an undeveloped offshore petroleum block in Trinidad with declared oil and gas reserves. The other subsidiary, Marcona International, S.A., was part of a historical acquisition.

We have no subsidiary company in a country on the EU's watch list other than Australia. In addition, all of the subsidiary companies of BHP are subject to the controlled foreign company tax rules of either or both Australia and the United Kingdom.

Australia was added to the EU's watch list in 2019 due to its Offshore Banking Unit (OBU) regime. We have a significant number of entities incorporated in Australia, all of which are subject to tax at the normal corporate tax rate of 30 per cent. None of these entities benefit from Australia's OBU regime. Given the number of our Australian entities and the Group's Australian adjusted effective tax rate in FY2021 was 32.9 per cent, we have not disclosed our Australian subsidiaries in this section.

We disclose all of our subsidiary companies, including our Australian companies, in our Financial Statements within our Annual Report.

Tax incentives

We have been granted tax incentives in some countries where we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them. The criteria that apply to such incentives generally include demonstration of a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.

In FY2021, the incentives that applied to BHP were in Singapore and the Philippines.

In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations (total profits from our shipping business were approximately US$21 million in FY2021) until 30 June 2031 under the Maritime Sector Incentive – Approved International Shipping (MSI-AIS) Enterprise status.

Our Singapore Branch was awarded a Development and Expansion Incentive under the International Headquarters Award under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), for its activities relating to sales and marketing in Singapore. During the incentive period and subject to compliance with the terms and conditions of the Incentive, qualifying income earned will be subject to a concessionary rate of 5 per cent. This is one of a range of incentives that is legislated and open to taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government.

In the Philippines, we were granted an income tax holiday under a Registration Agreement with the Philippine Economic Zone Authority (PEZA), which expires in November 2021. Our income in the Philippines was (approximately US$41 million in FY2021) derived from the operation of our shared Global Asset Services Centre.

We have entered into foreign investment agreements offered by the Government of Chile, which have been in place for a number of years. These agreements provide foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital.

Companies in 'non-cooperative' countries

Name	Jurisdiction	Incorporation Year	FY2021 Profit/(loss) before taxation (US$M)	Income subject to tax in another country	Nature of activities[1]
BHP (Trinidad-3A) Ltd	Trinidad and Tobago	2002	(19)	–	Appraisal and development of offshore hydrocarbons
Marcona International, S.A.	Panama	1953	–	–	Holding company (legacy)

(1) Holding companies hold shares in other subsidiary companies. Legacy holding companies joined the Group through historical broader acquisitions.

16 | BHP | Economic Contribution Report 2021

1 Our 2 Our 3 Our 4 Additional contribution approach payments information Our approach Our Sales and Marketing business Location Sales and Marketing is an independent Our Sales and Marketing business offices to compliance core business of BHP. It is the link between are located close to our customers in our BHP’s global operations and our global key markets. customers. Our Sales and Marketing Intra-group transactions As Asia accounts for 88.4 per cent of our business adds value to BHP and the We disclose our material transactions revenue, our global minerals Sales and countries where we operate, by ensuring through the lodgement of our tax returns Marketing business is headquartered we receive the maximum price for our and other disclosures to revenue authorities. in Singapore. For proximity to oil and commodities. It achieves this by finding the For example, in Australia we comply with a gas markets, our petroleum Sales and best markets for our commodities, liaising number of country-by-country reporting Marketing business is headquartered in closely with our customers on their specific obligations, including lodging a local file, Houston, United States. Our Sales and product requirements and coordinating master file and a country-by-country report Marketing business has approximately logistics to deliver the commodities to our with the Australian Taxation Office (ATO) in 250 employees and contractors customers. For export sales from Australia, accordance with Australian taxation laws globally, with 86 of these in Singapore. our Sales and Marketing business typically (and consistent with the OECD’s country- Other smaller offices are strategically buys the commodities from our Australian by-country reporting requirements). located around the world. Singapore is production assets, arranges the freight and This information provides tax authorities the Asian centre for global commodities other logistics and sells the commodities with details of how we operate our business trading and is home to the vast majority to its customers. In some instances, it will and conduct our tax affairs around the of the world’s largest commodity trading provide services to the production asset world and includes details on various companies. Singapore is a world leader and act as its agent. entities’ international related party dealings. in logistics capability and provides a We support the voluntary publication of base for world-class connectivity with country-by-country data and we will publish an effective transportation network. our FY2020 data on our website at bhp.com. It also provides a stable and transparent Consistent with our commitment to regulatory framework that supports trade transparency, we have voluntarily included and investment. Singapore’s high living in this Report information about material standards attract highly qualified people transactions between companies in the and it has a large pool of commodities BHP Group. We outline the top four dealings trading talent in Asia, providing a highly (by quantum) between our Australian skilled and diverse workforce. business and non-Australian related parties. BHP Economic Contribution Report 2021 17

2. Our approach continued

In addition to our Sales and Marketing business, we have teams from Technology, Finance, External Affairs and Human Resources based in Singapore to support our activities in the region.

Profits made by our Singapore Sales and Marketing business
The Singapore Sales and Marketing business earns a small margin on its sales in line with the risks and activities undertaken and the value added. In relative terms, our Sales and Marketing profits are small compared with the profits made in Australia from our Australian operations and the profits from our global operations. In FY2021, our main Singapore Sales and Marketing business made profits of approximately US$776 million on global commodities sales, representing approximately 3.6 per cent of the FY2021 profits from our Australian operations (US$21.6 billion) and approximately 3.2 per cent of the FY2021 profits from our global operations (US$24.6 billion).

Taxation
In FY2021, the profits (of approximately US$776 million) of the Singapore Sales and Marketing business were subject to corporate income tax at a reduced rate of 5 per cent under a tax incentive that the Singaporean Government has granted BHP (refer to the Tax Incentives section).

All FY2021 profits made by BHP Billiton Marketing AG (BMAG) from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited and BHP Group Plc are taxed in Australia at the normal corporate tax rate of 30 per cent under the Australian Controlled Foreign Company rules.

Guernsey insurance company

BHP has a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions.

Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm's length principle as set out in the OECD Guidelines.

The profits of Stein vary significantly year-on-year depending on the value of insured events that occur. For example, in FY2021 and FY2020, Stein made a profit of US$157 million and US$166 million respectively, and in FY2019 it made a loss of US$96 million. The loss in FY2019 was due to the occurrence of several insured events where Stein paid claims of US$369 million, including insured events at Olympic Dam, Nickel West and Western Australia Iron Ore. The insurance proceeds payable by Stein to our Australian assets for these insured events are reflected in the relevant Australian income tax returns and subject to Australian tax at the normal corporate tax rate of 30 per cent.

Financing

BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external market and our Sales and Marketing business and our assets receive the proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital investment in our operations, operating expenditure or returns (including dividends) to our shareholders. We achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions.

The BHP Treasury/financing companies that currently provide intra-group financing are tax resident in the United Kingdom, the United States or Australia. Accordingly, income received by the BHP financing companies is subject to tax in the United Kingdom, the United States or Australia at normal corporate tax rates.

We are transparent with our key tax authorities on our funding arrangements. As at 30 June 2021, we have no disputes with any tax authorities in relation to the Group's financing arrangements.

Intra-group administration and technology

BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on exploration, health, safety, environment, projects, engineering and integrated operations.

Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee.

Our key jurisdictions that charge these service fees are Australia, the United States, Singapore, Malaysia, the Philippines, the United Kingdom and Chile. A significant portion of the fees paid to and by Australian members of the Group are with companies in the United States and United Kingdom. These fees are generally the subject of agreements between the relevant tax authorities i.e. between Australia and each of the United States and the United Kingdom (refer to the Tax agreements section).



18 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Our approach to tax authority relationships

As part of our commitment to corporate citizenship, we maintain positive and sustainable relationships with revenue authorities. We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis. The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we keep the tax authorities updated on our business and help them develop a deeper understanding of our business through regular dialogue.

Our risk ratings in the United Kingdom and Australia reflect our size and complexity; our balanced approach to tax, in particular, not engaging in aggressive tax planning; and our openness and transparency in our dealings with revenue authorities.

BHP is currently part of the ATO's 'justified trust' program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the 'right' amount of tax in accordance with taxation laws. The ATO has issued to BHP a Tax Assurance Report for FY2016, FY2017 and FY2018. We received an overall provisional 'High' level of assurance for FY2018. We are currently working with the ATO to finalise the Tax Assurance Report for FY2019 and FY2020.

We received a 'moderate' business risk review rating (known as BRR+) from Her Majesty's Revenue and Customs (HMRC) in the United Kingdom.

Tax agreements

As part of our commitment to corporate citizenship, we seek to enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.

In relation to the pricing of our intra-group service charges, as noted earlier in the Intra-group administration and technology section, the ATO and each of HMRC in the United Kingdom and the Internal Revenue Service (IRS) in the United States have agreed to the pricing of these charges as part of bilateral advance pricing arrangements. We also entered into an agreement with the ATO in November 2018 in relation to the Australian taxation treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO.

Tax disputes

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of taxation laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations.

As set out in note 6 'Income tax expense' in section 3 in the Annual Report 2021, we disclose our significant uncertain tax and royalty matters, including disputes.

Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.

Reconciling this Report with ATO transparency data

We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2019. Our reconciliation of our Australian taxes paid to this data is available at bhp.com.


BROOKE
BHP

BHP | Economic Contribution Report 2021 | 19

3. Our payments to governments

BHP has prepared this information in accordance with the UK Regulations.

Our Report also addresses BHP's reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$M	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**7,206.0**	**392.5**	**27.8**	**7,626.3**
Algeria[1]	**–**	**–**	**–**	**–**
Directorate General of Taxes	–	–	–	–
Australia[2]	**6,027.0**	**267.4**	**27.8**	**6,322.2**
Australian Taxation Office	6,027.0	267.4	27.8	6,322.2
Central Highlands Regional Council	–	–	–	–
Coal Mining Industry Long Service	–	–	–	–
Department of Mines, Industry, Regulation and Safety (Western Australia)	–	–	–	–
Isaac Regional Council (Queensland)	–	–	–	–
Mackay Regional Council (Queensland)	–	–	–	–
Muswellbrook Shire Council (New South Wales)	–	–	–	
Shire Of Ashburton (Western Australia)	–	–	–	–
Shire Of East Pilbara (Western Australia)	–	–	–	–
Shire Of Leonara (Western Australia)	–	–	–	–
Shire Of Wiluna (Western Australia)	–	–	–	–
State Of New South Wales	–	–	–	–
State Of Queensland	–	–	–	–
State Of South Australia	–	–	–	–
State Of Victoria	–	–	–	–
State Of Western Australia	–	–	–	–
Town Of Port Hedland (Western Australia)	–	–	–	–
Municipal Council of Roxby Downs	–	–	–	–
Other Australian Governments	–	–	–	–
Barbados	**–**	**–**	**–**	**–**
Government of Barbados	–	–	–	–
Brazil	**0.7**	**–**	**–**	**0.7**
Federal Tax Revenue Ministry	0.7	–	–	0.7
Canada	**2.9**	**–**	**–**	**2.9**
Canada Revenue Agency	2.7	–	–	2.7
Finances Quebec	0.2	–	–	0.2
Government Of Saskatchewan	–	–	–	–
Ministry Of Finance – Ontario	–	–	–	–
Rural Municipality Of Leroy (Saskatchewan)	–	–	–	–
Rural Municipality Of Prairie Rose (Saskatchewan)	–	–	–	–
Other Canadian Governments	–	–	–	–
Chile[3]	**1,250.7**	**125.1**	**–**	**1,375.8**
Servicio De Impuestos Internos	1,250.7	125.1	–	1,375.8
China	**0.5**	**–**	**–**	**0.5**
China Tax Bureau	0.5	–	–	0.5

20 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Our payments to governments over the last five years


Our payments to governments US$m
12,000
10,000
8,000
6,000
4,000
2,000
0
FY2017
FY2018
FY2019
FY2020
FY2021
Group Profit tax excluding exceptional items US$m
30,000
24,000
18,000
12,000
6,000
0
Global
Other
Royalties
Total taxes paid
Australia
Other
Royalties
Total taxes paid
Group Profit before tax excluding exceptional items

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Regulations	Other payments	Total payments to governments
2,850.0	**156.0**	**98.0**	**5.7**	–	**10,736.0**	**325.9**	**11,061.9**
–	**86.3**	–	–	–	**86.3**	–	**86.3**
–	86.3	–	–	–	86.3	–	86.3
2,721.7	–	**24.8**	**5.3**	–	**9,074.0**	**299.5**	**9,373.5**
–	–	–	–	–	6,322.2	24.8	6,347.0
–	–	–	–	–	–	2.6	2.6
–	–	–	–	–	–	17.7	17.7
81.6	–	–	–	–	81.6	–	81.6
–	–	–	–	–	–	10.7	10.7
–	–	–	–	–	–	0.6	0.6
–	–	–	0.1	–	0.1	3.6	3.7
–	–	–	–	–	–	1.9	1.9
–	–	–	–	–	–	2.7	2.7
–	–	–	–	–	–	0.8	0.8
–	–	–	–	–	–	1.1	1.1
62.3	–	1.9	0.1	–	64.3	9.5	73.8
300.3	–	2.0	4.6	–	306.9	62.4	369.3
76.3	–	2.2	–	–	78.5	21.5	100.0
–	–	–	–	–	–	6.7	6.7
2,201.2	–	16.7	–	–	2,217.9	115.5	2,333.4
–	–	–	–	–	–	15.7	15.7
–	–	–	–	–	–	1.1	1.1
–	–	2.0	0.5	–	2.5	0.6	3.1
–	**–**	**0.6**	**–**	**–**	**0.6**	**–**	**0.6**
–	–	0.6	–	–	0.6	–	0.6
–	**–**	**–**	**–**	**–**	**0.7**	**3.6**	**4.3**
–	–	–	–	–	0.7	3.6	4.3
–	**–**	**9.2**	**0.4**	**–**	**12.5**	**3.8**	**16.3**
–	–	–	–	–	2.7	0.4	3.1
–	–	–	0.1	–	0.3	0.1	0.4
–	–	9.1	–	–	9.1	0.1	9.2
–	–	–	–	–	–	0.1	0.1
–	–	–	0.2	–	0.2	2.9	3.1
–	–	–	0.1	–	0.1	–	0.1
–	–	0.1	–	–	0.1	0.2	0.3
–	**–**	**15.8**	**–**	**–**	**1,391.6**	**5.1**	**1,396.7**
–	–	15.8	–	–	1,391.6	5.1	1,396.7
–	**–**	**–**	**–**	**–**	**0.5**	**–**	**0.5**
–	–	–	–	–	0.5	–	0.5

BHP | Economic Contribution Report 2021 | 21

3. Our payments continued

US$M	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Ecuador	**–**	**–**	**–**	**–**
Government of Ecuador	–	–	–	–
India	**–**	**–**	**–**	**–**
Income Tax Department	–	–	–	–
Indonesia	2.3	**–**	**–**	2.3
Kantor Pelayanan Pajak Wajib	2.3	–	–	2.3
Japan	**0.1**	**–**	**–**	**0.1**
National Tax Agency	0.1	–	–	0.1
Malaysia	**2.2**	**–**	**–**	**2.2**
Inland Revenue Board	2.2	–	–	2.2
Mexico	**4.8**	**–**	**–**	**4.8**
Mexican Federal Tax Administration	4.8	–	–	4.8
Netherlands	**1.6**	**–**	**–**	**1.6**
Tax and Customs Administration	1.6	–	–	1.6
Peru	**35.7**	**–**	**–**	**35.7**
Republica Del Peru	–	–	–	–
National Superintendency of Customs And Tax Administration	35.7	–	–	35.7
Philippines	**–**	**–**	**–**	**–**
Bureau of Internal Revenue	–	–	–	–
Singapore	**2.8**	**–**	**–**	**2.8**
Inland Revenue Authority of Singapore	2.8	–	–	2.8
South Korea	**0.8**	**–**	**–**	**0.8**
Government of South Korea	0.8	–	–	0.8
Switzerland	**1.7**	**–**	**–**	**1.7**
Canton of Zug	1.7	–	–	1.7
Trinidad and Tobago[(4)]	**6.1**	**–**	**–**	**6.1**
Board of Inland Revenue	6.1	–	–	6.1
United Kingdom	**8.8**	**–**	**–**	**8.8**
City of Westminster	–	–	–	–
Her Majesty's Revenue & Customs	8.8	–	–	8.8
United States of America	**(142.7)**	**–**	**–**	**(142.7)**
Arizona Department Of Revenue	–	–	–	–
Arizona State Land Department	–	–	–	–
Bureau Of Land Management	–	–	–	–
Internal Revenue Service	(0.1)	–	–	(0.1)
Louisiana Department Of Revenue	–	–	–	–
Texas Comptroller	13.0	–	–	13.0
Treasury General Account	14.5	–	–	14.5
U.S. Nuclear Regulatory Commission	–	–	–	–
U.S. Department Of The Interior	–	–	–	–
U.S. Department Of The Treasury[(5)]	(170.1)	–	–	(170.1)
Utah State Tax Commission	–	–	–	–
Washington Department Of Revenue	–	–	–	–
Other U.S. Governments	–	–	–	–

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 1.6 million barrels of oil equivalent (boe) paid in-kind.

(2) Payments made for royalties in relation to the North West Shelf of US$81.6 million relate to the ad valorem royalty over which the Commonwealth has jurisdiction. Under the Offshore Petroleum (Royalty) Act 2006, the royalties are assessed and collected on behalf of the Commonwealth by the Government of Western Australia Department of Mines, Industry, Regulation and Safety. Payments are currently allocated between the Commonwealth (approximately one-third) and Western Australia (approximately two-thirds).

(3) Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP's financial year (1 July 2020 to 30 June 2021). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for calendar year 2020 amount to US$880.8 million (Escondida) and US$57.9 million (Pampa Norte).

(4) Production entitlements of 3.2 million boe paid in-kind.

(5) This amount represents a refund of taxes paid from the US Department of Treasury due to US tax law changes arising from Coronavirus Aid, Relief, and Economic Security Act (CARES Act) signed into law on 27 March 2020, which accelerated refunds of alternative minimum tax credits.

22 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Regulations	Other payments	Total payments to governments
–	**–**	**0.3**	**–**	**–**	**0.3**	**–**	**0.3**
–	–	0.3	–	–	0.3	–	0.3
–	**–**	**–**	**–**	**–**	**–**	**–**	**–**
–	–	–	–	–	–	–	–
–	**–**	**–**	**–**	**–**	2.3	**–**	2.3
–	–	–	–	–	2.3	–	2.3
–	**–**	**–**	**–**	**–**	**0.1**	**–**	**0.1**
–	–	–	–	–	0.1	–	0.1
–	**–**	**–**	**–**	**–**	**2.2**	**–**	**2.2**
–	–	–	–	–	2.2	–	2.2
–	**–**	**2.4**	**–**	**–**	**7.2**	**4.3**	**11.5**
–	–	2.4	–	–	7.2	4.3	11.5
–	**–**	**–**	**–**	**–**	**1.6**	**–**	**1.6**
–	–	–	–	–	1.6	–	1.6
–	**–**	**0.6**	**–**	**–**	**36.3**	**–**	**36.3**
–	–	0.6	–	–	0.6	–	0.6
–	–	–	–	–	35.7	–	35.7
–	**–**	**–**	**–**	**–**	**–**	**0.4**	**0.4**
–	–	–	–	–	–	0.4	0.4
–	**–**	**–**	**–**	**–**	**2.8**	**–**	**2.8**
–	–	–	–	–	2.8	–	2.8
–	**–**	**–**	**–**	**–**	**0.8**	**–**	**0.8**
–	–	–	–	–	0.8	–	0.8
–	**–**	**–**	**–**	**–**	**1.7**	**–**	**1.7**
–	–	–	–	–	1.7	–	1.7
–	**69.7**	**21.5**	**–**	**–**	**97.3**	**1.9**	**99.2**
–	69.7	21.5	–	–	97.3	1.9	99.2
–	**–**	**–**	**–**	**–**	**8.8**	**3.4**	**12.2**
–	–	–	–	–	–	0.9	0.9
–	–	–	–	–	8.8	2.5	11.3
128.3	**–**	**22.8**	**–**	**–**	**8.4**	**3.9**	**12.3**
–	–	0.2	–	–	0.2	–	0.2
–	–	–	–	–	–	0.5	0.5
–	–	–	–	–	–	–	–
–	–	–	–	–	(0.1)	–	(0.1)
–	–	–	–	–	–	–	–
–	–	–	–	–	13.0	3.0	16.0
–	–	–	–	–	14.5	0.3	14.8
–	–	0.2	–	–	0.2	–	0.2
128.3	–	21.8	–	–	150.1	–	150.1
–	–	–	–	–	(170.1)	–	(170.1)
–	–	0.1	–	–	0.1	–	0.1
–	–	0.3	–	–	0.3	–	0.3
–	–	0.2	–	–	0.2	0.1	0.3

BHP | Economic Contribution Report 2021 | 23

3. **Our payments** continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$M	Corporate income taxes	Royalty-related income taxes	Taxes levied on production	Total taxes paid
Total payments to governments	**7,206.0**	**392.5**	**27.8**	**7,626.3**
Petroleum	**37.1**	**267.4**	**27.8**	**332.3**
Algeria Joint Interest Unit[1]	(1.1)	–	–	(1.1)
Australia Joint Interest Unit	2.0	–	–	2.0
Australia Production Unit – Victoria	(2.5)	(0.1)	–	(2.6)
Australia Production Unit – Western Australia	(51.9)	97.6	–	45.7
Bass Strait	48.5	169.9	–	218.4
Gulf of Mexico	4.9	–	–	4.9
North West Shelf	180.6	–	27.8	208.4
Trinidad and Tobago Production Unit[2]	0.5	–	–	0.5
UK Production Unit	2.8	–	–	2.8
Other[3]	(146.7)	–	–	(146.7)
Minerals Americas	**1,277.3**	**125.1**	**–**	**1,402.4**
Escondida	1,181.7	125.1	–	1,306.8
Other Copper	2.5	–	–	2.5
Pampa Norte	57.2	–	–	57.2
Potash Canada	0.1	–	–	0.1
Head Office – BHP Billiton Brasil Ltda	–	–	–	–
Head Office – RAL Cayman Inc	35.8	–	–	35.8
Minerals Australia	**6,435.7**	**–**	**–**	**6,435.7**
New South Wales Energy Coal	–	–	–	–
Nickel West	28.8	–	–	28.8
Olympic Dam	(7.5)	–	–	(7.5)
Other Coal	32.3	–	–	32.3
Queensland Coal[4]	224.3	–	–	224.3
Western Australia Iron Ore	6,157.8	–	–	6,157.8
Group and Unallocated	**(544.1)**	**–**	**–**	**(544.1)**
Closed Sites	3.8	–	–	3.8
Corporate[5]	(563.5)	–	–	(563.5)
Commercial	15.6	–	–	15.6

Figures are rounded to the nearest decimal point.

(1) Production entitlements of 1.6 million boe paid in-kind.

(2) Production entitlements of 3.2 million boe paid in-kind.

(3) Includes a refund of taxes paid from the US Department of Treasury due to US tax law changes arising from Coronavirus Aid, Relief, and Economic Security Act (CARES Act) signed into law on 27 March 2020, which accelerated refunds of alternative minimum tax credits.

(4) Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.

(5) The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information, refer to Basis of Report preparation section.

24 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Royalties	Production entitlements	Fees	Payments for infrastructure improvements	Signature, discovery and production bonuses	Total payments as defined by the UK Regulations	Other payments	Total payments to governments
2,850.0	**156.0**	**98.0**	**5.7**	**–**	**10,736.0**	**325.9**	**11,061.9**
209.9	**156.0**	**48.2**	**–**	**–**	**746.4**	**15.8**	**762.2**
–	86.3	–	–	–	85.2	–	85.2
–	–	–	–	–	2.0	–	2.0
–	–	–	–	–	(2.6)	–	(2.6)
–	–	1.6	–	–	47.3	5.1	52.4
–	–	–	–	–	218.4	1.2	219.6
128.3	–	22.0	–	–	155.2	3.3	158.5
81.6	–	–	–	–	290.0	–	290.0
–	69.7	21.5	–	–	91.7	1.9	93.6
–	–	–	–	–	2.8	–	2.8
–	–	3.1	–	–	(143.6)	4.3	(139.3)
–	**–**	**26.0**	**0.3**	**–**	**1,428.7**	**12.2**	**1,440.9**
–	–	13.0	–	–	1,319.8	2.5	1,322.3
–	–	0.9	–	–	3.4	0.7	4.1
–	–	2.8	–	–	60.0	2.0	62.0
–	–	9.3	0.3	–	9.7	3.4	13.1
–	–	–	–	–	–	3.6	3.6
–	–	–	–	–	35.8	–	35.8
2,640.1	**–**	**23.2**	**5.3**	**–**	**9,104.3**	**280.1**	**9,384.4**
62.3	–	1.8	0.2	–	64.3	14.6	78.9
26.0	–	3.2	–	–	58.0	21.6	79.6
76.3	–	2.3	–	–	71.1	23.1	94.2
–	–	–	0.3	–	32.6	16.9	49.5
300.3	–	2.0	4.8	–	531.4	85.7	617.1
2,175.2	–	13.9	–	–	8,346.9	118.2	8,465.1
–	**–**	**0.6**	**0.1**	**–**	**(543.4)**	**17.8**	**(525.6)**
–	–	0.6	0.1	–	4.5	0.8	5.3
–	–	–	–	–	(563.5)	17.0	(546.5)
–	–	–	–	–	15.6	–	15.6

BHP | Economic Contribution Report 2021 | 25

4. Additional information

Tax and our FY2021 Financial Statements

Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred taxation'.

Income tax expense may also be impacted by items that don't result in an outlay of cash, such as taxes paid in-kind.

How do the numbers reported here reconcile to the tax expense in your financial report?

The income tax and royalty-related taxation paid reported in this Report is included in section 3.1.4 Consolidated Cash Flow Statement in the Annual Report 2021, presented as net income tax and royalty-related taxation refunded of US$407 million and net income tax and royalty-related taxation paid of US$8,017 million. These also reconcile to the tax expense, presented on an accrual basis, in note 6 'Income tax expense' in section 3 in the Annual Report 2021, as shown below.

Set out in the table below is a summary breakdown of the deferred tax expense arising from differences between accounting and tax treatments as shown in note 14 'Deferred tax balances' in section 3 in the Annual Report 2021.

	Deferred tax expense US$M
Depreciation	488
Exploration expenditure	347
Employee benefits	(68)
Closure and rehabilitation	(515)
Resource rent tax	(309)
Other provisions	77
Deferred income	(31)
Deferred charges	68
Investments, including foreign tax credits	414
Foreign exchange gains and losses	63
Tax losses	678
Lease liability	67
Other	46
Total deferred tax expense charged/(credited)	**1,325**

Reconciliation of taxes paid to tax expense



US$m
12,000
10,000
8,000
6,000
4,000
2,000
0
7,610
(656)
2,641
230
9,825
1,325
11,150
Corporate income tax and royalty-related taxes that have been paid and received in FY2021 on a cash basis
Tax payments from prior periods that were made in FY2021 (Opening income tax and royalty related tax payable)
Tax payments in respect of FY2021 that will be made in subsequent periods (Closing income tax and royalty related tax payable)
Other (includes taxes paid in-kind)
Current tax expense
Deferred tax arising from differences between accounting and tax treatments
Total tax expense (current and deferred tax expense)

26 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax.

Two measures of effective tax rate are commonly used:

1. Statutory effective tax rate – calculated as total taxation expense divided by accounting profit.
2. Corporate effective tax rate – calculated as total income tax expense divided by accounting profit. This excludes the impact of royalty-related taxation (such as Petroleum Resource Rent Tax in Australia and Specific Tax on Mining Activities in Chile).

Outcomes for FY2021 for our key jurisdictions for these effective tax rate measures are shown below. These rates do not include royalties, but do include the impact of any profits and taxation expenses that are treated as 'exceptional' items for the purposes of our Financial Statements.

	Corporate effective tax rate	Statutory effective tax rate	Statutory effective tax rate including withholding tax[1]
Global %	44.4	45.3	
Australia %	38.0	37.9	
Chile %	26.2	30.4	36.6

(1) Includes withholding taxes paid by BHP to the Chilean Government on dividends paid by Chilean companies. These withholding taxes are not reflected in the Chile statutory effective tax rate.

What is your adjusted effective tax rate?

We also report adjusted effective tax rates, which exclude the influence of exchange rate movements and exceptional items, because we believe this gives a clearer view of our ongoing contribution and how it changes over time. Our global adjusted effective tax rate for FY2021 was 34.1 per cent. It is reconciled to the statutory effective tax rate shown below.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

	2021		
	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	24,601	(11,150)	45.3
Adjusted for:			
Exchange rate movements	–	(95)	
Exceptional items[1]	4,470	1,327	
Adjusted effective tax rate	**29,071**	**(9,918)**	**34.1**

(1) Refer to note 3 'Exceptional items' in section 3 in the Annual Report 2021.

Adjusted effective tax rate and statutory effective tax rate


50
45
40
35
30
Adjusted CTR
Statutory ECR
39.7%
47.5%
36.7%
35.3%
45.3%
34.0%
31.4%
36.0%
33.2%
34.1%
FY2017
FY2018
FY2019
FY2020
FY2021

BHP | Economic Contribution Report 2021 | 27

4. Additional information continued Basis of Report preparation The Report is prepared from data For our controlled assets, amounts included Corporate income taxes recorded in our financial systems, being in our total payments to governments Payments to governments based on taxable the same data and financial systems are 100 per cent of the assets’ payments profits under legislated income tax rules. used to prepare our Financial Statements. to governments. For our non-operated This also includes payments made to In preparing the Report, we have followed and operated joint ventures, amounts revenue authorities in respect of disputed the draft guidance material produced by included in our payments to governments claims and withholding taxes. For the the Australian Accounting Standards Board. are 100 per cent of the amounts paid by purposes of allocating corporate income BHP and, in the case of BHP Mitsubishi taxes to particular countries in the Payments The ‘Total payments as defined by the UK Alliance (BMA), 50 per cent of payments made by country and level of government Regulations’ included in pages 20 to 25 made by the operating entity for BMA in section of this Report, withholding taxes have been prepared in accordance with which BHP has a 50 per cent ownership. are allocated to the country to which the the Reports on Payments to Governments For our investments in joint ventures and withholding taxes are remitted – for example, Regulations 2014, as amended by the associates that are equity accounted by Chilean withholding taxes paid to the Chilean Reports on Payments to Governments BHP, no amounts have been included Government are allocated to Chile. (Amendment) Regulations 2015 and the UK in our total payments to governments Regulations implement the EU Accounting Royalty-related income taxes as BHP is not the operator and does not Directive (Chapter 10, Directive 2013/34/EU) Payments to governments in relation make payments on behalf of the asset. (the ‘UK Regulations’). to profits from the extraction of natural For information purposes, the BHP share Taxes, royalties and other payments to of the payments made by our significant resources, including Petroleum Resource governments are presented in this Report equity accounted investments have been Rent Tax (PRRT) in Australia and Specific Tax on a cash paid and cash received basis for shown on page 6 even though no amounts on Mining Activities (STMA) in Chile. This also the year ended 30 June 2021. have been included in our total payments includes payments to revenue authorities in to governments. respect of disputed claims. Royalty-related income taxes are presented as income Taxes, royalties and other payments, tax in section 3.1.1 Consolidated Income both cash and in-kind (non-cash), to Statement in the Annual Report 2021. governments, net of refunds, are collectively referred to in this Report as ‘total payments to governments’ and include the following payment categories: 28 BHP Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Taxes levied on production
Payments to governments in relation to crude excise, carbon tax and severance tax on the extraction of natural resources. Taxes levied on production are presented as expenses, not income tax, in section 3.1.1 Consolidated Income Statement in the Annual Report 2021.

Royalties
Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in section 3.1.1 Consolidated Income Statement in the Annual Report 2021. Royalty-related income taxes are excluded from royalties.

Production entitlements
Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government.

Fees
Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.

Payments for infrastructure improvements
Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.

Dividend payments
Payments to governments with ownership interests in specific assets; not payments to governments as holders of ordinary shares in BHP. There were no dividend payments to governments for the year ended 30 June 2021.

Signature, discovery or production bonuses
Payments to governments upon signing an oil and gas lease, when discovering natural resources, and/or when production has commenced.

Other payments
Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax and land tax. These payments are not specifically required to be disclosed by the UK Regulations.

Excluded amounts
The following are not included in total payments to governments:

Taxes collected
Tax payments made to governments on behalf of our employees.

Indirect taxes
Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax.

Penalties and interest
Payments to governments resulting from the imposition of penalties, fees or interest.

Other
Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in the UK Regulations).

Projects
Payments made on a project-by-project basis (refer to Payments made on a project-by-project basis section of this Report) present payments by entity when not specifically attributable to a project.

Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Regulations. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2021, consisted entirely of projects that undertook relevant activities as defined by the UK Regulations.

The Payments made on a project-by-project basis section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include:

- losses from one entity can be offset against taxable income of another entity within the same tax consolidated group
- only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO
- typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group

Reporting currency
All payments to governments on pages 20 to 25 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise.

BHP | Economic Contribution Report 2021 | 29

4. Additional information continued

Glossary

Adjusted effective tax rate
Total taxation expense excluding exceptional items and exchange movements included in taxation expense divided by Profit before taxation and exceptional items.

Adjusted effective tax and royalty rate
Total taxation expense excluding exceptional items and exchange movements included in taxation expense plus royalty expense divided by Profit before taxation, royalties and exceptional items.

BHP or the Group
BHP Group Limited and BHP Group Plc and their respective subsidiaries.

Current tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.

Deferred tax expense
The amount of corporate income tax and royalty-related income tax and production entitlements attributable to the current year but payable in future years provided using the balance sheet liability method.

Employees and contractors
Employee data is the weighted average number of employees at the last day of each calendar month for a 10-month period based on BHP ownership.

Contractor data is collected from internal surveys and the organisation systems and averages for a 10-month period.

Global Reporting Initiative Standards
The GRI Standards represent global best practice for reporting publicly on a range of economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation's positive or negative contributions to sustainable development.

Government
Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking).

Income tax expense
The total of current tax expense and deferred tax expense.

Low-tax jurisdictions
In classifying which countries are 'low-tax jurisdictions', we have applied the EU list of non-cooperative jurisdictions for tax purposes, issued in December 2017 by the European Union and subsequently updated. The updated list used in this Report was issued in February 2021.

Payments to shareholders, lenders and investors
Geographical distribution is based on the registered address of shareholders (for returns to shareholders, including dividends) and country of incorporation of the borrower for interest payments.

Profit before taxation
Profit before taxation when presented by country is adjusted for intercompany dividends.

Project
Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are 'substantially interconnected' they may be considered a project. For these purposes 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.

Report
The Report has been prepared for BHP's financial year from 1 July 2020 to 30 June 2021.

Social investment
Includes community contributions and associated administrative costs (including costs borne by BHP to facilitate the operation of the BHP Foundation) and BHP's equity share in community contributions for both operated and non-operated joint ventures.

UK Regulations
The Reports on Payments to Governments Regulations 2014, as amended.

30 | BHP | Economic Contribution Report 2021

1 Our contribution | 2 Our approach | 3 Our payments | 4 Additional information

Independent Auditor's Report to the Directors of BHP Group Ltd and BHP Group Plc

Opinion

We have audited the Total payments to governments of US$11,062 million ('Total payments to governments') of BHP Group (comprising BHP Group Limited, BHP Group Plc and their respective subsidiaries) for the year ended 30 June 2021.

In our opinion, the Total payments to governments of US$11,062 million in the 'Our payments to governments' section of BHP Group's Economic Contribution Report 2021 ('the Report') for the year ended 30 June 2021 is prepared, in all material respects, in accordance with the Basis of Report preparation set out in the 'Basis of Report preparation' section of the Report ('the Basis of Report preparation').

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Total payments to governments section of our report. We are independent of BHP Group in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the Total payments to governments in Australia, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Basis of Report preparation and Restriction on Reliance

We draw attention to the Basis of Report preparation contained in the 'Basis of Report preparation' section of the Report which describes the basis of accounting. This basis of accounting is of such importance that it is fundamental to your understanding of the Total payments to governments. Our opinion is not modified in respect of this matter.

This audit report has been prepared for the directors of BHP Group in accordance with our engagement letter with BHP Group. We disclaim all responsibility to any other party for any loss or liability that the other party may suffer or incur arising from or relating to or in any way connected with the contents of our report or the reliance upon our report by the other party.

Other Information

Other Information is financial and non-financial information in the Report which is provided in addition to the Total payments to governments and this auditor's report. BHP is responsible for the other information.

Our opinion on the Total payments to governments does not cover the other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the other information is materially inconsistent with the Total payments to governments or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We are required to report if we conclude that there is a material misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor's report, we have nothing to report.

Responsibilities of Management for the Total payments to governments

BHP Group's management is responsible for the preparation of the Report and for establishing a framework in which the Total payments to governments and other information in the Report has been prepared. Management has determined that this framework as set out in the Basis of Report preparation contained in the 'Basis of Report preparation' section of the Report is appropriate to the needs of the users of the Report. Management is also responsible for such internal controls as Management determines are necessary to enable the preparation of the Report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Total payments to governments

Our objectives are to obtain reasonable assurance about whether the Total payments to governments is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Report.

As part of an audit in accordance with Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the Total payments to governments, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BHP Group's internal control.
- Evaluate the appropriateness of the Basis of Report preparation used and related disclosures made by management.

We communicate with the directors, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Ernst & Young

Ernst & Young
Melbourne
2 September 2021

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BHP | Economic Contribution Report 2021 | 31

4. **Additional information** continued

Corporate directory

BHP Registered Offices

BHP Group Limited Australia
171 Collins Street
Melbourne VIC 3000
Telephone Australia 1300 55 47 57
Telephone International +61 3 9609 3333
Facsimile +61 3 9609 3015

BHP Group Plc United Kingdom
Nova South, 160 Victoria Street
London SW1E 5LB
Telephone +44 20 7802 4000
Facsimile +44 20 7802 4111

Group Company Secretary
Stefanie Wilkinson

BHP Corporate Centres

Chile
Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago
Telephone +56 2 2579 5000
Facsimile +56 2 2207 6517

United States
1500 Post Oak Boulevard,
Houston TX 77056-3004
Telephone +1 713 961 8500
Facsimile +1 713 961 8400

Commercial Office

Singapore
10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983
Telephone +65 6421 6000
Facsimile +65 6421 6800

Share Registrars and Transfer Offices

Australia
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile
+61 3 9473 2460
Email enquiries:
investorcentre.com/bhp

United Kingdom
BHP Group Plc Registrar
Computershare Investor Services PLC
The Pavilions,
Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries)
The Pavilions,
Bridgwater Road
Bristol BS99 6ZZ
Telephone
+44 344 472 7001
Facsimile
+44 370 703 6101
Email enquiries:
investorcentre.co.uk/contactus

South Africa
BHP Group Plc
Branch Register and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa
Postal address – Private Bag X9000
Saxonwold 2132
South Africa
Telephone
+27 11 373 0033
Facsimile
+27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159
Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142
Telephone
+64 9 488 8777
Facsimile
+64 9 488 8787
Email enquiries:
enquiry@computershare.co.nz

United States
Computershare Trust Company, N.A.
150 Royall Street
Canton MA 02021
Postal address – PO Box 43078
Providence RI 02940-3078
Telephone
+1 888 404 6340 (toll-free within US)
Facsimile
+1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence
RI 02940-3077
Telephone
+1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR) (toll-free within US)
Facsimile
+1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website:
citi.com/dr

How to access information on BHP

BHP produces a range of publications, which are available to download at bhp.com. If you are a shareholder, you can also elect to receive a paper copy of the Annual Report through one of the Share Registrars listed above.


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